Exhibit 10.25

June  7, 1997


Mr. Lester Lee
563 Grimsby Lane
Danville, CA 94506

Dear Lester:

         It is with great pleasure that I offer you the position of Senior Vice President of Sales and Integrated Logistics for Remington Products Company, L.L.C. As discussed, this position is of critical importance to the future of the Remington Products' organization, and will provide an excellent venue for your personal success and professional accomplishments. In this position, you will have direct responsibility for Remington U.S. sales efforts. In addition, you will have general management responsibilities for the companies business in Canada, Mexico and Japan. The terms of the offer are as follows:

1.       Base Salary

         Your annual base salary will be $250,000.

2.       Annual Incentive Award

         You shall be included in the Company's bonus plan for the fiscal year commencing on January 1, 1997 with a target bonus of 45% of your annual base salary. The amount of your actual bonus, including when paid, etc., will be in accordance with all of the provisions of the bonus program. Furthermore, you are guaranteed a minimum of 50% of your bonus for 1997, pro-rated for the number of months employed during 1997.

3.       Equity

         There are three parts to the equity portion of the offer, all tied to the long term growth of the business as follows:

         (a)      Phantom Equity Plan

                  You will be included in the Company's Phantom Equity Plan which achieves value based upon increases in the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"). You will receive phantom equity under the Plan equal to 1.25% of the total Common Equity. The actual amount you will receive under the plan, including timing of payment, etc., will be subject to the terms of the Plan, a copy of which is attached hereto as Exhibit A.


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         (b)      Stock Options

                  You will receive an option to purchase up to 1.25% of the total Common Units of the Company at an exercise price of $100 per unit on the terms and conditions contained in the standard form of option agreement.

         (c) You will be eligible to participate in the Company's Long Term Option Plan when approved by the Management Committee. The plan, which is expected to be approved this month, will provide further stock options to selected executives which will vest based on achievement of agreed to long term targets.

4.       Sign-On Bonus

     You will received a $35,000 sign-on bonus, subject of course to applicable withholding taxes.

5.       Benefit Plans

         You will be entitled to benefit plans available to all executives of the Company and shall be reimbursed for your reasonable and necessary travel and other expenses incurred in connection with the business of the Company in accordance with the reimbursement policies of the Company. You shall be entitled to four weeks vacation in each calendar year. You will be eligible to participate in the Company's medical plans from your first day of employment.

6.       Retirement Plan

                  You will be immediately eligible to participate in the Company's 401K Plan.

7.       Deferred Compensation Plan

                  You will be eligible to participate in the Company's Deferred Compensation Plan which is expected to be approved by the Management Committee this month. Under the Plan, you may defer pre-tax up to 33% of your salary and 100% of any bonus into a self directed account. Details of this plan will be available in early July 1997.

8.       Relocation Costs

     The Company shall reimburse you for reasonable costs related to relocation customarily paid by employers, including but not limited to (a) costs of moving you, your family and your property to Connecticut (b) transportation and related costs for reasonably required trips by your wife to Connecticut to assist in locating a house, (c) costs of temporary housing for you from the date of employment until the date you move into a permanent residence in Connecticut and
(d) reasonable closing costs associated with the sale of your existing house and the purchase of a new house; provided, however, that the amount payable under item (d) shall not include more than one and one half points payable in order to obtain a mortgage. All amounts payable to you under this Section 6 shall be "grossed up" to reimburse you forincome taxes payable on such amounts, but only



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to the extent such amounts are not deductible by you.

         Separately, the Company will give you a $10,000 miscellaneous moving allowance. Taxes on this allowance will be your responsibility.

         The Company will assume responsibility for the lease on your current car for the remaining lease period which we understand is 21 months.

9.       Severance

         If your employment is terminated by the Company, without cause, during your first year, you shall be paid a monthly severance payment of $17,083 per month for twelve (12) months and if such termination occurs on or after one year of employment, the Company will continue to pay you your annual base salary at the rate of pay in effect on the date of termination for a period of six (6) months.

         It is anticipated that the terms of this letter will be incorporated into an Employment Agreement between the Company and you.

         I am delighted at the prospect of your joining Remington Products. With your leadership Lester, I am confident we can achieve great things and have some fun in the process. Please feel free to call me with any questions you may have.

         If this offer is acceptable, please sign on the indicated line below and return a copy to me.

                                                              Cordially,



                                                              Neil DeFeo
                                                              President and CEO


Accepted this ___ day of June, 1997


-----------------------------
Lester Lee




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